

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2021

Sylvester Crawford
Chief Executive Officer
GPL Holdings, Inc.
433 Estudillo Avenue, Suite 206
San Leandro, CA 94577

> **Re: GPL Holdings, Inc.**
> **Amendment No. 1 to Form 10**
> **Filed December 6, 2021**
> **File No. 000-56350**

Dear Mr. Crawford:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction